ROPES & GRAY LLP
THREE EMBARCADERO CENTER
SAN FRANCISCO, CA 94111-4006
WWW.ROPESGRAY.COM

September 25, 2012
Alexandra Oprescu
T +1 415 315 2334
F +1 415 315 4870
alexandra.oprescu@ropesgray.com

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

Attention:    Kimberly Browning, Esquire

Re:          Schroder Global Series Trust — Post-Effective Amendment No. 25 (the “Amendment”) to Registration Statement on Form N-1A (File Nos. 333-105659 and 811-21364)

Dear Ms. Browning:

This letter sets forth the responses of Schroder Global Series Trust (the “Trust”) to comments you provided to me telephonically on August 10, 2012 and August 13, 2012 regarding the Amendment.  The Amendment relates to Schroder Global Value Fund and Schroder Global Quality Fund, each a series of shares of the Trust (each a “Fund”).

For convenience of reference, I have summarized below the text of each comment in bold before each response; the Trust’s responses follow in normal typeface.  The Trust will file on EDGAR a complete filing under Rule 485(b) of the Securities Act of 1933, as amended, prior to the Registration Statement’s effectiveness.

General

(1)  Please make the requested “Tandy” letter statements in your response letter to us, which should be filed as correspondence via EDGAR.

On behalf of the Trust, we acknowledge that:

(a)           the Trust is responsible for the adequacy and accuracy of the disclosure in the registration statement;

(b)           Securities and Exchange Commission (“SEC”) staff comments or changes to disclosure in response to the SEC staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to a filing; and

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(c)           the Trust may not assert the SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectuses

(2) In the Annual Fund Operating Expenses table in the “Summary Information about the Funds” for Schroder Global Value Fund section please add a line item for Acquired Fund Fees and Expenses or represent to us supplementally that you have determined no such line item is required.

The Trust has determined that estimated Acquired Fund Fees and Expenses for Schroder Global Value Fund will be less than 0.01 percent of average net assets and as such need not be included as a separate line item in the Annual Fund Operating Expenses table.

(3) In the Annual Fund Operating Expenses table for both Funds in the “Summary Information about the Funds” section please confirm supplementally that there are no 12b-1 fees for either share class.

The Trust hereby confirms that there are no 12b-1 fees for either share class.

(4) Footnote 2 to the Annual Fund Operating Expenses table for Schroder Global Value Fund and footnote 1 to the Annual Fund Operating Expenses table for Schroder Global Quality Fund in the “Summary Information about the Funds” section state that shareholder service fees are estimated to be 0.10% for Institutional Service Shares.  This is not permitted by Form N-1A.  Please revise the table to include the full 0.15% shareholder service fee and disclose that they are estimated to be 0.10% in the back of the prospectus.

The Trust has approved an Amended and Restated Shareholder Service Plan with a shareholder service fee of 0.10%.  The Trust had revised the disclosure to reflect this lower fee.

(5) We note that the Amendment does not include the expense limitation agreement as an Exhibit to Part C.  Please represent supplementally that you are aware of your obligation to make a complete filing under Rule 485(a) and that the purpose of a filing under Rule 485(b) is to make non-material changes to the Amendment.

The Trust will include all the necessary exhibits to its Part C in its filing under Rule 485(b).  It is the Trust’s policy to comply with applicable law in its filings under Rule 485.

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(6) We note that the last two sentences in the narrative introduction for the Example are not specifically required by Form N-1A: “The Example is based on the Net Total Annual Fund Operating Expenses through February 28, 2013 and on Total Annual Fund Operating Expenses thereafter. Returns in the table reflect the current redemption fee.”  Please move the disclosure after the Item 8 disclosure or explain why it is permissible.

The Trust respectfully declines to remove those sentences. Instruction 1(b) to Item 3 of Form N-1A indicates that the narrative explanations may contain comparable information to that shown in the Form.  The Trust believes the language is comparable to that shown in the Form and helpful to investors.

(7) In footnote 2 to the Annual Fund Operating Expenses table for Schroder Global Value Fund and footnote 1 to the Annual Fund Operating Expenses table for Schroder Global Quality Fund in the “Summary Information about the Funds” section the expense limitation agreement expires on February 28, 2013.  Per Form N-1A in order to be shown in the table the expense limitation agreement must be in place for one year following the effectiveness of the registration statement.  Please remove the footnote and applicable line items or extend the expense reimbursement agreement to be for at least one year.

The expense reimbursement agreements for both Funds will be in place through February 28, 2014 and the disclosure has been updated accordingly.

(8) Move the second to last sentence in footnote 2 to the Annual Fund Operating Expenses table for Schroder Global Value Fund and the last sentence in footnote 2 to the Annual Fund Operating Expenses table for Schroder Global Quality Fund in the “Summary Information about the Funds” section after the Item 9 disclosure.  The disclosure is not permitted by Form N-1A where it is currently located.

The Trust respectfully declines to remove the noted disclosure because it is permitted by Instruction 3(f)(vii) to Item 3 of Form N-1A, which indicates that a Fund may clarify in the footnote to the fee table that total annual fund operating expenses under Item 3 do not correlate with the ratio of expenses to average net assets given in response to Item 13.

(9) We note that the Amendment does not include the amounts in the expense Examples for both Funds.  Please represent supplementally that you are aware of your obligation to make a complete filing under Rule 485(a) and that the purpose of a filing under Rule 485(b) is to make non-material changes to the Amendment.

The Trust will complete the expense Examples in its filing under Rule 485(b).  It is the Trust’s policy to comply with applicable law in its filings under Rule 485.

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(10) Please confirm supplementally that the “Principal Investment Strategies” and “Principal Risks” sections included in the “Summary Information about the Funds” section are summarized as required by Item 4 of Form N-1A.

The Trust confirms that the “Principal Investment Strategies” and “Principal Risks” sections included in the “Summary of Information about the Funds” section are summarized as called for by Item 4 of Form N-1A.

(11) Please revise the following language for each Fund: “The Fund invests primarily in a diversified portfolio of equity and equity related securities of companies located in a number of countries around the world (including the United States)…” to disclose what is meant by a “diversified portfolio.” Please clarify whether each Fund will ordinarily invest at least 40% of its total assets, but at all times at least 30% of its total assets, in issuers located in foreign countries, or invest a majority of its total assets or primarily in issuers located in foreign countries.

As suggested in the SEC release adopting Rule 35d-1 under the Investment Company Act of 1940, the use of the terms “international” and “global” in a fund’s name “connote diversification among investments in a number of different countries throughout the world,” and thus the SEC staff seeks to ensure that funds using the term “global” explain how they intend to invest consistent with this connotation.  The Trust respectfully submits that the current disclosures that the Funds intend to “primarily in a diversified portfolio of equity and equity related securities” and that such investments will be in “companies located in a number of countries around the world,” taken together, sufficiently explain how the Funds intend to invest.  The Trust is unable to make the suggested disclosure that it will invest at least 40% of its assets, or otherwise state a minimum threshold for investments, in foreign countries, as it reserves the right to invest a substantial portion of the Funds’ assets in one or more countries if economic and business conditions warrant such investments, and believes that such investment discretion is a factor in existing shareholders’ decision to invest in the Funds.

(12) Please enhance the disclosure to avoid open-end terms such as “such as” when discussing derivatives under “Principal Investment Strategies” in the “Summary Information about the Funds” section.  The disclosure should list the types of derivatives the Funds will invest in along with any attendant risks.

The Trust has revised the disclosure to more clearly list in which types of derivatives the Funds will invest.

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(13) Please add disclosure under “Principal Investment Strategies” in the “Summary Information about the Funds” section for both Funds identifying the types of REITs the Funds invest in, whether they are commercial or real estate, listed or unlisted.  Include any attendant risks in the risk disclosure.

The Trust has revised the disclosure to identify in which types of REITs the Funds invest.

(14) Please enhance the disclosure regarding derivatives under “Principal Investment Strategies” in the “Summary Information about the Funds” section for both Funds to state in plain English the purposes for which derivatives are used and whether such use is speculative.

The Trust respectfully declines to change its disclosure. The Trust believes its current disclosure clearly identifies in plain English the purposes for which derivatives will be used.  The Trust directs you to the sections entitled “Derivatives Risk” which explains that investment in derivatives may be considered speculative, when not used for hedging purposes.

(15) Under “Principal Investment Strategies” in the “Summary Information about the Funds” section for both Funds the disclosure indicates that each Fund “may, from time to time, invest more than 25% of its assets in any one country or group of countries…”  It is the Staff’s view that if a Fund makes such an investment in one country or group of countries, the Fund would need to update its disclosure to disclose the investments and add risks relating to such country or group of countries.  Please confirm supplementally that should this occur the Funds will update their disclosure.

The Trust confirms that it would make any disclosures required by law in such event.

(16) If not already included, please include a description of each Fund’s sell strategy under “Principal Investment Strategies” in the “Summary Information about the Funds” section.

The Trust directs you to the fourth sentence of the second paragraph under “Principal Investment Strategies” in the “Summary Information about the Funds” section of Schroder Global Value Fund and the fifth sentence of the second paragraph under “Principal Investment Strategies” in the “Summary Information about the Funds” section of Schroder Global Quality Fund, which set out each Fund’s sell strategy.

(17) If there is a percentage limitation on how much each Fund may invest in emerging market countries add it to “Principal Investment Strategies” in the “Summary Information about the Funds” section.

The Fund does not impose a specific percentage limitation on investing in emerging market countries.

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(18) Please confirm supplementally that the risks under “Principal Risks” line up with the strategies under “Principal Investment Strategies” in the “Summary Information about the Funds” section for each Fund.  For example, Portfolio Turnover Risk does not appear to be necessary for Schroder Global Quality Fund.

The Trust confirms that the risks under “Principal Risks” line up with the strategies under “Principal Investment Strategies” for each Fund.  With respect to Schroder Global Value Fund, the Trust directs you to the last sentence in second paragraph under “Principal Investment Strategies” that states that the investment process may result in frequent trading.

(19) Please confirm supplementally that the disclosure in the “Principal Investment Strategies” and “Principal Risks” in the “Summary Information about the Funds” section is a summary of the disclosure in the part of the prospectus called for by Item 9 of Form N-1A.  If necessary, please revise accordingly.

The Trust further confirms that the “Principal Investment Strategies” and “Principal Risks” summary sections of the prospectus summarize the applicable disclosure called for by Item 9 of Form N-1A.

Statement of Additional Information (“SAI”)

(20) We note that the prospectus and SAI include red herring language.  Please explain supplementally why a preliminary prospectus and SAI were filed and whether either has been distributed.

The Trust included red herring language in the prospectus and SAI, so that, if necessary, it could distribute the prospectus and SAI to prospective investors as permitted by the federal securities laws.  The Trust has not distributed either the prospectus or the SAI to prospective investors.

(21) Please confirm supplementally that all principal investment strategies and risks included in the SAI are also included in the prospectus as required by Items 4 and 9 of Form N-1A.

The Trust so confirms.

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(22) Please confirm supplementally that all non-principal investment strategies are included in the SAI as required by Item 15 of Form N-1A or revise accordingly.

The Trust so confirms.

(23) Please confirm supplementally that principal investment strategies are distinguished from non-principal investment strategies.

The Trust so confirms.

(24) In the “Investment Restrictions” section, confirm supplementally that where a restriction refers to applicable law or as permitted by the SEC or the Investment Company Act of 1940 that the relevant legal authority and limitations are disclosed in the SAI.

The Trust has revised its disclosure as applicable.

(25) In the “Non-Principal Investments, Investment Practices and Risks” section, please revise the disclosure on reverse repurchase agreements to disclose whether there is a percentage limitation on investing in reverse repurchase agreements.

In the “Non-Principal Investments, Investment Practices and Risks” section, the Trust has revised its disclosure on reverse repurchase agreements to indicate that the Funds may make such investments without limit, subject to applicable law and limits on borrowing by a Fund set forth in the “Investment Restrictions” section.

(26) In the “Investment Restrictions” section, please disclose that for concentration purposes a Fund that invests in another investment company will look through such underlying investment company to determine whether it is concentrated or state that a Fund will not invest more than 25% of its total assets in an underlying investment company that concentrates in a particular industry or group of industries.

The Trust respectfully declines to make the requested change. The Trust is not aware of any requirement to “look through” its investments in an underlying fund to the underlying securities held by the underlying fund for purposes of determining compliance with its policy on concentrating its investments in any one industry or group of industries.  Each Fund’s investments in underlying funds are currently expected to constitute a relatively small portion of the Fund’s portfolio.

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I hope that the foregoing is responsive to your comments.  If you have any questions please call me at (415) 315-2334 or my colleague Colleen B. Meyer at (415) 315-6366.  Thank you for your efforts in reviewing the Registration Statement.

Very truly yours,

/s/ Alexandra Oprescu

Alexandra Oprescu

cc:

Carin Muhlbaum, Esq.

Abby L. Ingber, Esq.

Timothy W. Diggins, Esq.

Colleen B. Meyer, Esq.